12/23


02069085

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gitennes Exploration Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

FILE NO. 82- 4170 FISCAL YEAR 12-31-00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 1/15/03

GITENNES

Exploration Inc.

December 31, 2000

GITENNES EXPLORATION INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the shareholders of Gitennes Exploration Inc. (the "Corporation") will be held at the Meeting Room, Lower Mezzanine Level, 1055 West Hastings Street, Vancouver, British Columbia, Canada on Friday, the 22nd day of June, 2001 at the hour of 2:00 o'clock in the afternoon (Vancouver time) for the following purposes:

1. to receive and consider the financial statements of the Corporation for the year ended December 31, 2000, together with the report of the auditors thereon;

2. to elect directors;

3. to appoint auditors and to authorize the directors to fix their remuneration;

4. to consider and if thought fit, pass a resolution authorizing the directors to issue common shares of the Corporation ("Common Shares") and/or securities convertible into Common Shares, pursuant to one or more private placement financings to be completed prior to the next annual meeting of shareholders, provided that the aggregate number of Common Shares issued or made subject to issuance pursuant to such private placements shall not exceed 15,000,000, and provided further that all such private placement financings will be carried out in accordance with the guidelines of The Toronto Stock Exchange; and

5. to transact such further or other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a form of proxy, a management information circular, the annual report for the Corporation containing the audited consolidated financial statements of the Corporation for the year ended December 31, 2000 and a supplemental mailing list form.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and send the enclosed form of proxy to Computershare Investor Services Inc. so that as large a representation as possible may be had at the Meeting.

DATED at Vancouver, this 8th day of May, 2001.

BY ORDER OF THE BOARD

(signed) *"Jerry D. Blackwell"*

JERRY D. BLACKWELL
President

GITENNES EXPLORATION INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF GITENNES EXPLORATION INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING (THE "MEETING") OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME (THE "MEETING DATE") AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

Appointment and Revocation of Proxies

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE OFFICERS OF THE CORPORATION. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THAT FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. An instrument of proxy will only be valid if it is completed and delivered to the office of the registrar and transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or delivered to the chairman of the Meeting on the day of the Meeting or adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such Meeting on the day of the Meeting, or adjournment thereof.

Voting of Proxies

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE PRINTED PORTION OF THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED HEREIN OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the Meeting. At the time of printing this Circular, management of the

Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of common shares ("Common Shares"). As of May 4, 2001, the Corporation had 28,705,831 issued and outstanding Common Shares.

The Corporation shall make a list of all persons who are registered holders of Common Shares as of May 18, 2001 (the "Record Date") and the number of Common Shares registered in the name of each person on that date. Each shareholder, or his duly appointed proxy, is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than ten days before the Meeting, that his name be included in the list. In such case the transferee is entitled to vote his shares at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as of the Record Date, there is no person who beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting.

Executive Compensation

During the fiscal year ended December 31, 2000, the Corporation had one Named Executive Officer, as defined in Form 40 (the "Form") of the Regulation made under the *Securities Act* (Ontario), namely the President of the Corporation (the "Named Executive Officer"). The following table, presented in accordance with the Form, sets forth all annual and long-term compensation for services rendered by the Named Executive Officer to the Corporation for the fiscal years ended December 31, 2000, 1999 and 1998.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary[1] ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Jerry D. Blackwell President	2000 1999 1998	150,000 150,000 90,000	Nil Nil Nil	Nil Nil Nil	Nil 300,000 350,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Note:
(1) All compensation paid is stated in Canadian dollars.

The Corporation does not have any long term incentive plans, and has not granted any stock appreciation rights.

Options Granted in the Year Ended December 31, 2000

No stock options were granted to the Named Executive Officer during the fiscal period ended December 31, 2000.

Option Exercises and Year-End Values

The following table sets forth any exercises of, and year-end values of, incentive stock options held by the Named Executive Officer:

VALUE OF OPTIONS HELD BY THE NAMED EXECUTIVE OFFICER
AS OF DECEMBER 31, 2000

Name	Securities Acquired On Exercise	Aggregate Value Received	Unexercised Options at December 31, 2000		Value of Unexercised in-the-Money Options at December 31, 2000(1)	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Jerry D. Blackwell	Nil	N/A	650,000	Nil	$69,000	Nil

(1) Based on the last trade of the Common Shares on The Toronto Stock Exchange prior to the close of business on December 29, 2000, of $0.50.

Compensation of Directors

The directors are not compensated for their attendance at directors or shareholders meetings. However, at the time of joining the board of directors, directors are granted incentive stock options, with the intent of providing a long term ownership perspective on the Corporation. As of December 31, 2000, the Corporation had outstanding options to purchase 1,715,000 Common Shares, of which 1,250,000 had been granted to directors. No cash remuneration was paid during the financial year ended December 31, 2000 to directors in their capacity as directors, except for reimbursements of "out of pocket" expenses incurred in connection with attendance at such meetings. During the fiscal year ended December 31, 2000, a law firm of which a director is a partner, provided legal services to the Corporation at rates charged by them to arm's length parties, in the aggregate amount of $52,210.00.

Composition of Compensation Committee

The Corporation's executive compensation program is administered by the compensation committee of the board of directors. The compensation committee consists of Edmund T. Kimura and Kenneth D. Booth.

Compensation Policy

The compensation policy of the Corporation is done from the perspective of ownership. Employees (including executive officers) expect to reap the majority of their income from the appreciation in the value of the Common Shares they hold in the Corporation. Given the very low number of employees, the compensation practices are flexible, entrepreneurial and geared to meeting the requirements of the individual and hence securing the best possible talent to run the Corporation. Compensation of officers and employees currently consists of base salary and longer-term incentives in the form of stock options.

Salaries are deliberately kept low and are sufficient to maintain an individual's cash flow. Amounts are paid monthly.

The foregoing is submitted by the compensation committee.

Performance Graph

The following chart composes the total cumulative shareholder return for $100 invested in Common Shares of the Corporation on December 31, 1995 with the total return of The Toronto Stock Exchange's (the "TSE") Gold & Precious Metals Index for the five most recently completed financial years (assuming reinvestment of dividends). The Corporation's Common Shares commenced trading on the TSE on January 22, 1998, prior to which they were traded on the Alberta Stock Exchange.


Cumulative Value of $100 Invested
Gitennes
TSE G&P Index
$700.00
$650.00
$600.00
$550.00
$500.00
$450.00
$400.00
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
1995
1996
1997
1998
1999
2000

	Dec. 31, 1995	Dec. 31, 1996	Dec. 31, 1997	Dec. 31, 1998	Dec. 31, 1999	Dec. 31, 2000
Gitennes	$100.00	$653.85	$245.19	$28.85	$15.38	$48.08
TSE Gold & Precious Minerals	$100.00	$109.16	$62.05	$58.00	$48.14	$43.34

Election of Directors

At the Meeting, shareholders will be asked to elect four directors. The following table provides the names of the four persons (the "Nominees") nominated by management for election as directors and information concerning them. The persons named in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected at the next annual meeting of the Corporation, or until his successor is elected or appointed unless his office is earlier vacated in accordance with the by-laws of the Corporation.

Name & Municipality of Residence	Office	Director Since	Present Occupation if Different from Office Held	Shares Beneficially Owned or Over Which Control is Exercised(1)
Jerry D. Blackwell Lions Bay, B.C.	President and Director	1993	Same	782,400
Lyle R. Hepburn(2) Toronto, Ontario	Director	1997	Lawyer	410,335
Edmund T. Kimura(2)(3) Vancouver, B.C.	Director	2000	Consulting Geologist	10,000
Kenneth D. Booth(2)(3) West Vancouver, B.C.	Director	2000	President, Highwood Advisory Services Inc.	1,000

(1) The information as to shares beneficially owned or over which they exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective nominees individually.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee

IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Appointment of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the corporation, and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP is the successor firm to Coopers & Lybrand, which firm has acted as the Corporation's auditors since its incorporation.

Approval of Future Private Placement Financings

Management is of the view that additional funds may be required for the Corporation to expand its mineral exploration and development, and property acquisition activities. The Corporation may wish to raise further equity funding pursuant to one or more private placements.

Under the rules of The Toronto Stock Exchange (the "TSE") the aggregate number of shares of a listed company which are issued or made subject to issuance (*i.e.*, issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSE 25% Rule"), unless there has been shareholder approval of such transactions.

The application to the TSE 25% Rule may restrict the availability to the Corporation of funds which it may wish to raise in the future by private placements of its securities.

In particular, management of the Corporation considers it to be in the best interests of the Corporation to solicit private placement funds for working capital and Corporation operations.

The TSE has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSE 25% Rule, provided that such private placements are completed within 12 months of the date such advance shareholder approval is given.

The Corporation's issued and outstanding share capital as of May 4, 2001 was 28,705,831 Common Shares and the Corporation proposes that the maximum number of Common Shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing on the Meeting Date would not exceed 15,000,000 Common Shares in the aggregate.

Any private placement proceeded by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Corporation;

(b) it cannot materially affect control of the Corporation;

(c) it must be completed within a twelve month period following the date the shareholder approval is given; and

(d) it must comply with the private placement pricing rules of the TSE which currently require that the issue price per Common Share must not be lower than the closing market price of the Common Shares on the TSE on the trading day prior to the date notice of the private placement is given to the TSE (the "Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 or $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, the TSE retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required.

In anticipation that the Corporation may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any Common Shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSE 25% Rule, shareholders will be asked at the Meeting, to consider and, if thought fit, approve the following resolution (the "Resolution"):

"**BE IT RESOLVED THAT**, the directors of the Corporation are hereby authorized to issue Common Shares of the Corporation and/or securities convertible into Common Shares, pursuant to one or more private placement financings to be completed prior to the next annual meeting of shareholders, provided that the aggregate number of Common Shares issued or made subject to issuance pursuant to such private placements shall not exceed 15,000,000, and provided further that all such private placement financings will be carried out in accordance with the guidelines of The Toronto Stock Exchange."

Approval of the Resolution will be obtained if a majority of the votes cast are in favour.

Statement of Corporate Governance Practices

The TSE Committee on Corporate Governance in Canada has issued a report (the "TSE Report") setting out a series of guidelines for effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSE requires that each listed company disclose on an annual basis its approach to corporate governance. The Corporation's approach to corporate governance is described below.

The board of directors of the Corporation has considered the guidelines for corporate governance adopted by the TSE and believes that its approach to corporate governance is appropriate and works effectively for the Corporation and its shareholders.

Mandate of the Board

The Corporation's board of directors is responsible for the supervision of the management of the Corporation's business and affairs. Under its governing statute (the Ontario Business Corporations Act), the board is required to carry out its duties with a view to the best interests of the Corporation. The board specifically recognizes its responsibility for the following areas:

(a) reviewing and approving the Corporation's strategic and operating plans;

(b) reviewing and approving the Corporation's exploration expenditure policy as well as those expenditures which exceed the limits for management approval;

(c) reviewing and approving significant operational and financial matters and providing direction to management on these matters; and

(d) reviewing and approving corporate objectives and goals applicable to the senior management personnel of the Corporation.

The frequency of the meetings of the board of directors as well as the nature of agenda items change depending upon the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces.

Composition of the Board

The TSE Report recommends that a board of directors be constituted with a majority of individuals who qualify as "unrelated directors". The TSE Report defines an "unrelated director" as a director who is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with that director's ability to act with a view to the best interest of the Corporation, other than an interest arising from shareholding. The Corporation does not have a "significant" shareholder, defined in the TSE Report as a shareholder with the ability to exercise a majority of votes for the election of directors.

The directors have examined the relevant definitions in the TSE Report and have individually considered their respective interests in and relationship with the Corporation. As a consequence, the board has concluded that two of the board's four current members are "unrelated" within the meaning of the TSE Report: Messrs. Kimura and Booth.

The board considers its current size of four directors to be appropriate at the current time. The board believes that the presence of the President, Jerry D. Blackwell and Lyle R. Hepburn, a member of a law firm providing legal services to the Corporation, on the Corporation's board of directors is key to the effective corporate governance of the Corporation. The knowledge that each of these directors brings to the board and the insight that each offers into his particular area of responsibility within the Corporation have been instrumental in creating a board which functions effectively.

The board does not consider it necessary at this time to establish an additional committee of outside directors to deal with corporate governance issues. It has reached this conclusion based on the current satisfactory relationship between the independent members of the board and management and the relatively small number of directors of the Corporation. The board intends to monitor its effectiveness from time to time to determine whether additional measures, including the establishment of a committee of outside directors to deal with corporate governance issues, become necessary.

At present, in addition to those matters which must by law be approved by the board, management seeks board approval for any transaction which is out of the ordinary course of business or could be considered to be material to the business of the Corporation.

Committees

The board has assigned specific governance responsibilities to two committees of the board, as follows:

The Compensation Committee is composed of two outside and unrelated directors. The Compensation Committee reviews and recommends to the board the remuneration of senior officers. It is also charged with reviewing senior officer hiring, management development and management succession.

The TSE Report recommends that an audit committee be comprised only of outside directors. The Audit Committee of the Corporation is composed of three outside directors, Edmund T.

Kimura, Lyle R. Hepburn and Kenneth D. Booth. When required, the Audit Committee meets directly with the auditors of the Corporation. The Audit Committee also makes recommendations as to the implementation and operation of internal control and financial reporting systems.

Independence from Management

The Corporation's President, Jerry D. Blackwell, serves as the chair for meetings of the board of directors. The TSE Report states that the independence of a board is most simply achieved by appointing a chair who is not a member of management. The board has considered the issue of an independent chair of the board. In light of Mr. Blackwell's role in the successful development of the Corporation, the board considers him uniquely suited to fulfil the role of chair at meetings of the board of directors.

The board does not have a nominating committee or other committee responsible for assessing director performance.

Response to Shareholders

The Corporation communicates regularly with its shareholders. Management is available to shareholders to respond to questions and concerns on a prompt basis. The President, Vice-President and Secretary are the members of management primarily responsible for investor relations. The board believes that management's communications with shareholders and the avenues available for shareholders and others interested in the Corporation to have their inquiries about the Corporation answered are responsive and effective.

Expectations of Management

The board's access to information relating to the operations of the Corporation, through the membership on the board of directors of a key member of management and, as necessary, the attendance by other members of management at the request of the board, are key elements to the effective and informed functioning of the board of the Corporation.

The board expects the Corporation's management to take the initiative in identifying opportunities and risks affecting the Corporation's business and finding ways to deal with these opportunities and risks for the benefit of the Corporation. The board is confident that the Corporation's management responds ably to this expectation.

Indebtedness of Officers and Directors to the Corporation

No officer or director of the Corporation was indebted to the Corporation at any time during its last completed financial year.

Interest of Insiders in Material Transactions

Except as otherwise disclosed herein, no insider of the Corporation has any interest in material transactions involving the Corporation.

* * * * * * * * * * * * *

The contents and sending of this Circular have been approved by the directors of the Corporation.

DATED as of the 8th day of May, 2001.

(signed) *"Jerry D. Blackwell"*

Jerry D. Blackwell
President

H:\Shared\ILANA\GITENNES\MEETING\Annual2001\Circular-004.doc

Message to the Shareholders

Gitennes wishes to thank you, the shareholders, for your continuing support and interest during the current downturn for mineral exploration and development.

During 2001 the Company continued its exploration for gold and base metals in Canada and Peru. Of particular note is the Fox Option, a high-grade zinc prospect located in southwestern British Columbia. The original showing is exposed beside the Coquihalla Highway, a major four-lane connector between Kamloops and Vancouver.

The first phase of drilling was completed in March 2001. Though good grade mineralization was intersected, it is not the best style of mineralization, and the zone has obviously been faulted and broken apart. Volcanogenic massive sulphide deposits usually occur in clusters of orebodies, and the geology of the Fox Property suggests this possibility. During the remainder of 2001 the Company will continue its exploration at Fox, with drilling expected to resume once the summer surface programme is completed.

Elsewhere in Canada management has reviewed in detail the spring 2000 drill-results from the Nowyak Lake gold-zinc prospect (an option property from Phelps Dodge Explorations). The combination of low-grade assays and a remote location make further work unlikely.

In Peru, Gitennes has evaluated a number of joint venture opportunities, done its own reconnaissance work and identified several prospective areas. However no large exploration expenditures are foreseen until such time as title to the Virgen Property is properly transferred to the Company in accordance with Peruvian law, and a new Government is elected that is able to provide a secure and reliable investment climate.
The Company is confident transfer of title to the Virgen will be achieved.

Jerry Blackwell
President

Management Discussion and Analysis of Operating Results

General

Gitennes Exploration Inc. is a Canadian-based mineral exploration company operating in North and South America. The Company was formed on May 12, 1993 as the result of an amalgamation between Gitennes Exploration Inc. and Marmora Mineral Products Inc. The South American operations of the company are conducted through a number of wholly owned subsidiaries principally in Peru.

In February 2000 Cambior Inc. terminated their option to acquire the Virgen Property in Peru, in accordance with terms of the agreement between Cambior and Gitennes dated February 12, 1999. According to the agreement, at termination of the option a Peruvian affiliate of Cambior was required to transfer all its right, title and interest in the property to a Peruvian affiliate of Gitennes.
Gitennes has obtained a limited power of attorney from Cambior to initiate arbitration proceedings against the original owners. Management cannot guarantee that the arbitration process will be completed in a timely fashion nor the outcome; management does however intend to defend its right, title and interest for the Virgen property and to keep its legal options open.

During 2000, Phelps Dodge Corporation decided not to incur expenditures on the property owned by Rio Blanco LLC required to maintain its 60% interest in Rio Blanco. Accordingly, Phelps Dodge's interest in Rio Blanco was surrendered to Gitennes. Subsequently, it was discovered that the property was not in good standing, as required in the original agreement, and that the leases had lapsed.

Gitennes accepted U.S.$65,000 from Phelps Dodge in full settlement of all legal claims pertaining to the property. Gitennes has taken steps to reacquire an interest in the portion of the Rio Blanco properties it finds of interest. Overlapping applications for some of these properties have occurred and must be resolved before ownership can be determined.

Net Loss

Gitennes net loss for the year ended December 31, 2000 was $1,645,598 compared to a loss of $1,485,905 for the year ended December 31, 1999. The loss for the year ended December 31, 2000 included a write down of mineral properties of $746,601 compared to $347,117 for the year ended December 31, 1999. A gain on foreign exchange of $35,500 was realized for the year ended December 31, 2000 as opposed to a loss of $90,529 for the year ended December 31, 1999. Management does not consider these results to be a meaningful indication of performance at this stage in the Company's development.

Revenue

Gitennes's revenue consisted of interest income of $37,839 earned in for the year ended Deember 31, 2000 as opposed to $89,589 the year ended December 31, 1999. The primary reason for the decrease was lower cash balances with which to invest.

Expenses

Expenses for the year ended December 31, 2000 were $968,311 compared to $1,114,500 for the year ended December 31, 1999. Depreciation of $81,912 was recorded in the year ended December 31, 2000 versus $34,928 for the year ended December 31, 1999. Amortization of a mineral exploration database for a full year in 2000 as opposed to four months in the previous year accounted for the majority of the increase. Investor relation costs were lower for the year ended December 31, 2000 as we eliminated one person in an attempt to reduce overhead. General exploration expenditures were $21,695 as opposed to $195,803 a year earlier. Again this was primarily an attempt to control expenditures. Significant other charges or credits to the statement of loss and deficit were a write-down of mineral properties of $746,601 for the year ended December 31, 2000 compared to $347,117 for the year ended December 31, 1999 and a gain on foreign exchange of $35,500 for the year ended December 31, 2000 compared to a loss of $90,529 for the year ended December 31, 1999. The write-down of mineral properties varies from year to year, depending on when management decides to dispose of or abandon properties which it believes have limited further exploration potential. $733,444 of the write-down of mineral properties for the year end December 31, 2000 represents the Nowyak property. The loss of $347,117 for the year ended December 31, 1999 reflects the Azul property in Peru.

Liquidity and Cash Resources

Working capital decreased to $344,835 from $1,508,011 for the year ended December 31, 1999. The decrease is primarily the result of mineral property expenditures and operating expenses. At

December 31, 2000 Gitennes had cash of $518,003 compared to $1,491,193 at December 31, 1999. The Company will have to raise additional funds to meet expenditures for mineral properties and administration for the coming year. Gitennes is currently reviewing all administrative costs, and where appropriate, will reduce such to conserve cash. While management has had success in the past raising funds through the sale of common shares, there is no guarantee they will be able to do so in the future. From inception funds have been generated either through the sale of common shares or resource properties.

Financing Activities

A flow through private placement of 900,000 common shares was completed in the year 2000 to raise net proceeds of $297,000. The funds were used for exploration on the Fox property. There was no financing for the year ended December 31, 1999.

Investing Activities

Investing activities with respect to mineral property expenditures were $641,942 for the year ended December 31, 2000 compared to $726,247 for the year ended December 31, 1999.
During 1999 the Company recovered $3,750,000 from the sale of a subsidiary and expended $235,098 in acquiring subsidiaries. There were no similar transactions in the year 2000.

Outlook

As discussed under liquidity and cash resources, the Company will need to raise additional cash in the coming year to meet exploration and administration expenditures. There is no certainty that there will be a market for the sale of common shares to raise these funds. Once sufficient funding is in place, Gitennes plans to continue exploration work on the Fox property in British Columbia and we will continue to search for exploration opportunities.

Gitennes Exploration Inc.

Consolidated Financial Statements
December 31, 2000 and 1999

Management's Responsibility for Financial Reporting

The consolidated financial statements of **Gitennes Exploration Inc.** have been prepared by and are the responsibility of the company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgement based on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Jerry D. Blackwell
Chief Executive Officer
March 27, 2001



PricewaterhouseCoopers LLP
Chartered Accountants
1111 West Hastings Street
Vancouver British Columbia
Canada V6E 3R2
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditors' Report

To the Shareholders of
Gitennes Exploration Inc.

We have audited the consolidated balance sheets of **Gitennes Exploration Inc.** as at December 31, 2000 and 1999 and the consolidated statements of loss and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C.
March 27, 2001

Gitennes Exploration Inc.

Consolidated Balance Sheets

As at December 31, 2000 and 1999

	2000 $	1999 $
Assets		
Current assets		
Cash and cash equivalents	518,003	1,491,193
Marketable securities	1,925	5,950
Accounts receivable	45,654	88,647
	565,582	1,585,790
Fixed assets (note 4)	110,053	190,835
Mineral properties (note 5)	7,474,631	7,551,290
	8,150,266	9,327,915
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 11)	220,728	77,779
Shareholders' Equity		
Capital stock (note 6)	24,855,093	24,530,093
Warrants (note 8)	25,000	25,000
Deficit	(16,950,555)	(15,304,957)
	7,929,538	9,250,136
	8,150,266	9,327,915

Going concern (note 1)

Approved by the Board of Directors

"J.D. BLACKWELL" Director "E.T. KIMURA" Director

The accompanying notes are an integral part of these consolidated financial statements.

Gitennes Exploration Inc.

Consolidated Statements of Loss and Deficit

For the years ended December 31, 2000 and 1999

	2000 $	1999 $
Interest income	37,839	89,589
Expenses		
Audit, accounting, legal and professional fees	221,620	206,910
Depreciation	81,912	34,928
Filing, transfer fees and investor relations	70,037	102,857
General exploration	21,695	195,803
Interest and bank charges	5,937	6,753
Office rent, utilities and miscellaneous	148,254	114,383
Salaries and benefits	395,270	395,097
Travel	23,586	57,769
	968,311	1,114,500
	(930,472)	(1,024,911)
Other		
Foreign exchange gain (loss)	35,500	(90,529)
Write-down of marketable securities	(4,025)	(15,050)
Write-down of fixed assets	-	(8,298)
Write-down of mineral properties (note 5)	(746,601)	(347,117)
Loss for the year	(1,645,598)	(1,485,905)
Deficit - Beginning of year	(15,304,957)	(13,819,052)
Deficit - End of year	(16,950,555)	(15,304,957)
Loss per share	(0.06)	(0.06)
Weighted average number of shares outstanding	27,344,324	26,603,776

The accompanying notes are an integral part of these consolidated financial statements.

Gitennes Exploration Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2000 and 1999

	2000 $	1999 $
Cash flows from operating activities		
Loss for the year	(1,645,598)	(1,485,905)
Items not affecting cash		
Depreciation	81,912	34,928
Write-down of marketable securities	4,025	15,050
Write-down of fixed assets	-	8,298
Write-down of mineral properties	746,601	347,117
	(813,060)	(1,080,512)
Changes in non-cash working capital items	185,942	(431,447)
	(627,118)	(1,511,959)
Cash flows from financing activities		
Net proceeds from issuance of common shares	297,000	-
Cash flows from investing activities		
Acquisition payments and expenditures on mineral properties	(641,942)	(726,247)
Recoveries on mineral properties	-	113,981
Payments to acquire fixed assets	(1,130)	(7,470)
Payments to acquire subsidiaries and other - net of cash acquired (note 3)	-	(235,098)
Proceeds from sale of subsidiary - net of cash disposed (note 5(c))	-	3,750,000
Proceeds from sale of marketable securities	-	-
	(643,072)	2,895,166
(Decrease) increase in cash and cash equivalents	(973,190)	1,383,207
Cash and cash equivalents - Beginning of year	1,491,193	107,986
Cash and cash equivalents - End of year	518,003	1,491,193

Supplemental cash flow information (note 14)

The accompanying notes are an integral part of these consolidated financial statements.

1 Going concern

The company, considered to be in the exploration stage, is in the process of exploring and developing several mineral properties in Canada and Peru and has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of amounts shown for resource properties is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

The company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year, and undertake further exploration and development of its mineral properties. Management is conducting a review of the company's general and administrative expenditures and is also pursuing additional sources of financing. While the company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes the company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

The acquisition of title to mineral properties is a detailed and time-consuming process. Although the company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.

There are currently property title disputes with respect to two of the company's mineral properties in Peru, the Virgen (note 5(b)) and Rio Blanco (note 5(c)).

2 Accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, Castle Keep Ltd., Compania Minera Kori Rumi S.A., Gitennes Exploraciones S.A., Compania Minera Seis Rios S.A., Minera Newcrest S.A., and Torre International Holdings Ltd. The company proportionately consolidated its 40% interest in Rio Blanco Exploration LLC until it attained a 100% interest, which it now consolidates. This interest is represented by the Rio Blanco mineral property (note 5).

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents comprise cash and term deposits maturing within 90 days from the original date of acquisition.

Marketable securities

Marketable securities are recorded at the lower of cost and quoted market value.

Fixed assets

Fixed assets are recorded at cost less accumulated depreciation, which is calculated on a declining-balance basis in Canada and a straight-line basis in Peru at the following annual rates:

Computer equipment	20%
Furniture and fixtures	10% - 20%
Machinery and equipment	20% - 30%
Technical database	24 months

Mineral properties

The costs of acquiring mineral properties and related exploration and development expenditures are deferred until the properties are brought into production, at which time they will be amortized on a unit-of-production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time the cost of the properties and related deferred expenses are written down. Option and other payments received are credited against mineral properties. Where such payments exceed the related book value, the excess is included in revenue.

The company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available in its properties. Senior management annually reviews the carrying values of mineral properties and deferred exploration and development costs to assess whether there has been any impairment in value.

Foreign currency translation

The operations of the company's subsidiaries are considered integrated foreign operations and are translated into Canadian dollars using weighted average rates for the year for items included in the consolidated statements of loss and deficit, the rate prevailing at the balance sheet dates for monetary assets and liabilities, and historical rates for all other items. Translation gains and losses are included in the determination of operating results.

Loss per share

Loss per share has been calculated based on the weighted average number of shares outstanding during the year. Fully diluted loss per share has not been disclosed as the exercise of options and warrants is anti-dilutive.

Stock-based compensation

The company has a fixed stock option plan as described in note 7. No compensation expense is recognized when stock or stock options are issued to directors and employees. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to capital stock.

Income taxes

Effective January 1, 1999, the company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the new recommendations, the liability method of tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns. The new method was applied retroactively without any restatement of the 1999 financial statements being required.

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets.

3 Acquisition

On August 31, 1999, the company acquired, from Newcrest Mining Limited (Newcrest), a public company quoted on the Australian and Berlin Stock Exchanges, Newcrest's interests in Peru and Ecuador. The company paid U.S. $90,000 in cash and issued 1,000,000 common shares and 1,000,000 common share purchase warrants.

Assets acquired include the shares, properties, database and fixtures of four Newcrest affiliates as follows:

a) 40% interest in Rio Blanco Exploration LLC which holds the Rio Blanco mineral property (note 5(c)),

b) 100% interest in Minera Newcrest Equador S.A., a company with an unexplored landholding in Ecuador along strike from Rio Blanco in neighbouring Peru;

c) 10% interest in Compania Minera Newcrest Peru S.A. (now renamed Gitennes Exploraciones Peru S.A.); and

d) 100% interest in Compania Minera Mincrest S.A.

The acquisition has been accounted for as a purchase and the fair value ascribed to the net assets acquired and the purchase consideration are set out below:

	$
Net assets acquired	
Interest in Rio Blanco mineral property	332,792
Non-cash working capital	(6,755)
Technical database	134,061
	460,098
Purchase consideration	
Cash, including transaction costs	235,098
Common shares (note 6)	200,000
Warrants (note 8)	25,000
	460,098

4 Fixed assets

			2000
	Cost **$**	**Accumulated depreciation** **$**	**Net** **$**
Computer equipment	64,624	39,350	25,274
Furniture and fixtures	69,631	37,262	32,369
Machinery and equipment	6,193	4,313	1,880
Technical database	134,061	83,531	50,530
	274,509	164.456	110,053

			1999
	Cost **$**	**Accumulated depreciation** **$**	**Net** **$**
Computer equipment	64,624	33,031	31,593
Furniture and fixtures	68,501	29,170	39,331
Machinery and equipment	6,193	3,843	2,350
Technical database	134.061	16,500	117,561
	273,379	82,544	190,835

5 Mineral properties

	Azul $	Fox $	Nowyak $	Rio Blanco $	Virgen $	Other $	Total $
December 31, 1998	255,083	-	-	-	10,177,230	-	10,432,313
Acquisition costs	-	-	15,865	332,792	-	-	348,657
Deferred expenditures							
Aircraft charter	52,197	-	-	-	-	-	52,197
Assays	-	-	704	-	-	9,109	9,813
Camp	8,578	-	-	-	-	2,806	11,384
Communications	3,763	-	26	-	-	-	3,789
Consulting geology	2,380	-	204,965	-	-	12,228	219,573
Equipment rentals	5,966	-	-	-	-	-	5,966
Fuel and lubricants	2,640	-	-	-	-	1,073	3,713
Geophysics	-	-	191,935	-	-	27,392	219,327
Other	25,545	-	6,432	-	-	1,864	33,841
Salaries	51,404	-	-	-	-	2,287	53,691
Supplies	5,931	-	190	-	-	-	6,121
Tenure	24,537	-	39,043	-	-	4,754	68,334
Topographic survey	53	-	-	-	-	-	53
Travel	3,550	-	-	-	-	-	3,550
Value-added tax	13,527	-	-	-	-	5,503	19,030
Total deferred expenditures	200,071	-	443,295	-	-	67,016	710,382
Recoveries	(108,037)	-	(5,944)	-	(3,478,964)	-	(3,592,945)
Written off during the year	(347,117)	-	-	-	-	-	(347,117)
December 31, 1999	-	-	453,216	332,792	6,698,266	67,016	7,551,290
Acquisition costs	-	100,886	-	-	-	-	100,886
Deferred expenditures							
Assays	-	13,473	-	-	-	1,810	15,283
Communications	-	-	-	-	179	925	1,104
Consulting geology	-	50,245	6,092	558	42,732	2,920	102,547
Diamond drilling	-	-	268,063	-	-	-	268,063
Geophysics	-	105,711	6,070	-	-	2,654	114,435
Other	-	1,450	-	-	939	7,719	10,108
Supplies	-	12,401	-	-	21	-	12,422
Tenure	-	-	-	-	6,637	10,101	16,738
Travel	-	5,973	-	-	7,341	-	13,314
Underground tunnelling	-	-	-	-	-	4,813	4,813
Value-added tax	-	-	-	-	3,082	7,147	10,229
Total deferred expenditures	-	189,253	280,225	558	60,931	38,089	569,056
Written off during the year	-	-	(733,441)	-	-	(13,160)	(746,601)
December 31, 2000	-	290,139	-	333,350	6,759,197	91,945	7,474,631

a) Azul property, Peru

The company was party to a joint venture agreement with Navigator Exploration Corporation to explore the Azul property and the surrounding area in Peru. During the year ended December 31, 1999, the company abandoned its interest in the Azul property and recorded a write-down of $347,117.

b) Virgen, Peru

On December 1, 1998, the company entered into an option agreement to sell to Cambior Inc. (Cambior), a 100% interest in the subsidiary which owned the Virgen mineral concessions in Peru for consideration of cash payments and a retained royalty interest.

Under the option agreement, which closed on February 12, 1999, the company was to receive cash payments totalling U.S. $7,000,000 plus participation payments based on mineral production. The cash payments were to be paid in three instalments of U.S. $2,500,000 on February 12, 1999, U.S. $2,500,000 on February 12, 2000 and a final U.S. $2,000,000 on February 12, 2001. The value of the Virgen was written down at December 31, 1998, to reflect the anticipated proceeds of U.S. $7,000,000.

On February 12, 1999, the company received the initial cash instalment of U.S. $2,500,000 of which $3,478,964 was recorded as a recovery against the Virgen. On February 10, 2000, the company received notice from Cambior, that Cambior had elected to terminate the option agreement and not make the second or third payments. Under the terms of the agreement, the Virgen concessions are to be transferred back to the company.

To date, the title to the Virgen concessions has not yet been transferred back to the company. A dispute has arisen between Cambior's Peruvian affiliate and the original owners of the Virgen such that the transfer of ownership title will likely go to arbitration.

c) Rio Blanco, Peru

The Rio Blanco property is a copper project in northern Peru. The property was held by Minera Coripacha S.A., a wholly owned Peruvian subsidiary of Rio Blanco Exploration LLC in which the company previously had acquired a 40% interest (note 3). The remaining 60% was held by Phelps Dodge Corporation (Phelps Dodge). During the year ended December 31, 2000, Phelps Dodge decided not to incur further expenditures and accordingly, surrendered its 60% interest in the LLC to the company.

The company has discovered that the mineral leases comprising the Rio Blanco property were not kept in good standing and have since lapsed. The company is compensation from Phelps Dodge and is taking steps to reacquire an interest in a portion of the Rio Blanco property. To date, overlapping applications for some of these properties have occurred and must be resolved before ownership can be determined. In the event the company is unable to reacquire an interest in Rio Blanco, it will be necessary to write off the $333,350 carrying amount of this property.

d) Nowyak Lake property, Canada

The Nowyak Lake property is composed of 11 claims (17,495 acres), and is located in Nunavut, 330 kilometers southwest of Rankin Inlet. On June 1, 1999, the company entered into an option agreement with Phelps Dodge Canada Limited to earn up to 50% interest in the property by spending $650,000 over a two-year period. During the year ended December 31, 2000, the company met this commitment and earned its 50% interest. The company has decided not to proceed with further exploration on the property and recorded a write-down of $733,441.

e) **Fox, Canada**

On October 16, 2000, the company entered into an option agreement to acquire a 100% interest in a 1,500 hectare property in southern British Columbia, known as the Fox property. To exercise the option, the company paid $30,000 in cash, issued 200,000 common shares at $28,000 (note 6) and will need to make the following option payments, up to 50% of which may be settled as shares. In addition, the company incurred $42,886 acquisition costs staking additional mineral claims at the Fox property.

Option payment $	Due date
45,000	October 15, 2001
45,000	October 15, 2002
50,000	October 15, 2003
200,000	October 15, 2004
340,000	

Under the terms of the option agreement, future production from the Fox property is subject to a 1-1/4% net smelter return royalty.

f) **Other, Peru**

At December 31, 2000, other mineral properties comprise $91,946 deferred expenditures on the Rio Seco property, a gold and base metal target in the coastal desert of Peru.

6 Capital stock

Authorized
An unlimited number of common shares without par value

Issued and outstanding

	2000		1999	
	Number of shares	Amount $	Number of shares	Amount $
Common shares				
Balance - Beginning of year	27,255,831	24,530,093	26,255,831	24,330,093
Private placement (a)	900,000	297,000	-	-
For mineral properties (note 3)	200,000	28,000	1,000,000	200,000
Balance - End of year	28,355,831	24,855,093	27,255,831	24,530,093

a) During the year ended December 31, 2000, the company completed a brokered private placement and issued 857,143 units at a price of $0.35 per unit, generating proceeds of $300,000. Each unit consisted of one flow-through common share and one share purchase warrant exercisable into one non-flow-through common share at a price of $0.45 per share until December 15, 2001. The company issued 42,857 units and paid a $3,000 agent's fee for the private placement.

7 Stock options

The company has a fixed stock option plan. Under the terms of the plan, the company may grant options to its directors, employees and other service providers, for up to 3,400,000 shares. The exercise price per share and the vesting period under the plan are determined by the Board of Directors.

During the years ended December 31, 2000 and 1999, the change in stock options outstanding was as follows:

	2000		1999	
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Options outstanding - Beginning of year	1,835,000	1.64	1,524,000	2.00
Granted	710,000	0.20	1,040,000	0.27
Forfeited	(520,000)	2.80	(685,000)	0.90
Expired	(310,000)	1.72	(44,000)	0.95
Outstanding - End of year	1,715,000	0.81	1,835,000	1.64
Options exercisable - End of year	1,545,000	0.87	1,765,000	1.70

At December 31, 2000, the following stock options are outstanding:

Options outstanding	Exercise price $	Expiry date
640,000	0.27	May 4, 2003
340,000	0.16	February 1, 2004
200,000	0.18	April 10, 2004
385,000	2.80	March 30, 2008
150,000	0.30	November 10, 2010
1,715,000		

8 Warrants

During the year ended December 31, 1999, in connection with the acquisition described in note 3, the company issued 1,000,000 share purchase warrants which were assigned a value of $25,000. Subsequent to December 31, 2000, these warrants expired unexercised.

During the years ended December 31, 2000 and 1999, the change in warrants outstanding was as follows:

	2000		1999	
	Number of shares	**Exercise price $**	**Number of shares**	**Exercise price $**
Warrants outstanding - Beginning of year	1,000,000	0.45	-	-
Granted	900,000	0.45	1,000,000	0.45
Warrants outstanding - End of year	1,900,000	0.45	1,000,000	0.45

At December 31, 2000, the following warrants are outstanding:

Warrants outstanding	Exercise price $	Expiry date
1,000,000	0.45	February 21, 2001
900,000	0.45	December 15, 2001
1,900,000		

9 Income taxes

a) The recovery of income taxes shown in the consolidated statements of loss and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2000 $	1999 $
Statutory tax rate	45.62%	45.62%
Loss for the year	(1,645,598)	(1,485,905)
Recovery of income taxes based on statutory rates	(750,722)	(677,870)
Difference in foreign tax rates	56,705	102,744
Losses for which an income tax benefit has not been recognized and other	694,017	575,126
	-	-

b) The company has losses and expenditure deductions available to reduce future taxable income as set out below. The future tax benefits that may arise as a result of these losses and expenditures have not been recognized in these consolidated financial statements.

Canada

The company has non-capital losses of approximately $3,441,511 available for offset against future taxable income in Canada, expiring as set out below:

	$
2001	342,207
2002	345,973
2003	380,075
2004	680,034
2005	635,387
2006	558,027
2007	499,808
	3,441,511

The company also has approximately $3,463,742 of cumulative Canadian exploration and development expenses available indefinitely to offset future taxable income in Canada.

Peru

Subject to certain restrictions, the company has losses of approximately $5.5 million expiring in 2001 to 2004, and certain exploration expenditures, available to offset future taxable income in Peru.

c) The company has future tax deductions exceeding accounting deductions of approximately $3,244,000, principally arising on Canadian mineral properties. The realization of income benefits related to these future potential tax deductions is uncertain at this time and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

10 Contingencies and commitments

a) The Board of Directors of the company have adopted a shareholder rights plan whereby, in the event of a takeover bid or change-in-control, transactions involving the acquisition of 20% or more of the company's voting shares, each shareholder has the right, for each common share held, to purchase from the company for an exercise price, of currently $30, that number of shares having an aggregate market value equal to twice the price. The plan has a three-year term and expires on May 16, 2003.

b) The company has an agreement to lease office space until 2002, with an annual lease commitment of approximately $25,000.

11 Related party transactions

During the year ended December 31, 2000, the company incurred $52,210 (1999 - $76,769) in legal fees to a law firm in which a director of the company is a partner.

As at December 31, 2000, accounts payable and accrued liabilities include $32,440 (1999 - $nil) to a law firm in which a director of the company is a partner.

12 Financial instruments

At December 31, 2000, the recorded amounts for cash and cash equivalents, accounts payable and accrued liabilities approximate their fair values based on the short-term nature of those instruments. At December 31, 2000 the carrying amount for marketable securities is written down to market value, which approximates fair value.

13 Segmented information

The company operates within a single operating segment, which is mineral exploration and development. All interest income is earned in Canada. Geographic segmentation of fixed assets and mineral properties is as follows:

	2000		1999	
	Fixed assets $	Mineral properties $	Fixed assets $	Mineral properties $
Canada	53,142	290,139	66,428	453,216
Peru	56,911	7,184,492	124,407	7,098,074
	110,053	7,474,631	190,835	7,551,290

14 Supplemental cash flow information

During the years ended December 31, the company conducted non-cash financing and investing activities as follows:

	2000 $	1999 $
Non-cash financing activities		
Shares issued for mineral properties	28,000	200,000
Warrants issued for mineral properties	-	25,000
Shares issued as agent's fee	15,000	-
Private placement agent's fee	(15,000)	-
	28,000	225,000
Non-cash investing activities		
Mineral properties acquired through issue of shares and warrants	(28,000)	(225,000)

15 Subsequent event

On March 7, 2001, the company closed a non-brokered private placement of 350,000 units at a price of $0.38 per unit to generate proceeds of $133,000. Each unit consists of one common share and one share purchase warrant, exercisable into one common share at a price of $0.45 until March 7, 2003. The company plans to use the proceeds for general corporate expenses.

CORPORATE INFORMATION AND DIRECTORY

Officers and Directors

Jerry D. Blackwell	President, CEO and Director
Lyle R. Hepburn	Director
Edmund T. Kimura	Director
Kenneth Booth	Director
J. Frank Bradley	Corporate Secretary and CFO
James R. Foster	Vice-President

Executive Office
Suite 2390, 1055 West Hastings Street
Vancouver, BC V6E2E9 Canada
Telephone: (604) 682-7970
Facsimile: (604) 682-7903
e-mail: info@gitennes.com
website: www.gitennes.com

Affiliated Companies in Peru
Compañía Minera Kori Rumi S.A.
Gitennes Exploraciones Perú S.A.
Copañía Minera Seis Rios S.A.

Juan José Calle 380
Urb. La Aurora, Miraflores
Lima, Perú
Telephone: 511-241-5704
Facsimile: 511-242-2679

Capitalization
Authorized: Unlimited
Issued Capital: 28,355,831
Fully Diluted: 29,655,831
May 14, 2001

Legal Counsel
Beach, Hepburn
Barristers and Soicitors
Suite 1000, 36 Toronto St
Toronto, ON M5C2C5

Transfer Agent
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, ON M5J2Y1